UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On December 15, 2017, EXFO Inc. (NASDAQ: EXFO) (TSX: EXF) announced the opening of its all-cash voluntary tender offer to acquire all of the outstanding shares of Astellia (ISIN code: FR0004176535 - ticker symbol ALAST), a leading provider of network and subscriber intelligence, that EXFO does not already own, following the off-market acquisition of 33.1% of Astellia's equity.

This press release contains information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: December 18, 2017

PRESS RELEASE

EXFO, which holds 33.1% of Astellia's equity, announces
the opening of its public cash tender offer for Astellia's remaining equity

·	The offer is proposed at a price of 10 euros per Astellia share.
·	The offer was declared compliant by the French Market Authority, who announced it will be opened for 25 trading days, starting from December 15, 2017 to January 23, 2018 inclusive.

RENNES, France and QUEBEC CITY, Canada, December 15, 2017 /PRNewswire/ – EXFO Inc. (NASDAQ: EXFO) (TSX: EXF), the network test, monitoring, and analytics experts, announced the opening of its all-cash voluntary tender offer to acquire all of the outstanding shares of Astellia (ISIN code: FR0004176535 - ticker symbol ALAST), a leading provider of network and subscriber intelligence, that EXFO does not already own, following the off-market acquisition of 33.1% of Astellia's equity.

The offer is proposed at a price of 10€ per Astellia share, the same amount that was paid by EXFO for the off-market acquisition and represents a 44.7% premium over Astellia's closing share price on August 30, 2017, before the off-market acquisition was announced, and a 56.1% based on the 12-month volume weighted average price. The transaction values the entirety of Astellia's equity (on a fully diluted basis) at approximately €25.9 million.

The tender offer received unanimous support from Astellia's board of directors which recommends that Astellia's shareholders tender their shares to the offer after examining the report provided by Associés en Finance stating that the offer price is fair for the company's shareholders from a financial point of view.

The offer, which was declared compliant by the AMF on December 12, 2017, will be opened for a period of 25 trading days, from and including December 15, 2017 through January 23, 2018. If the conditions are satisfied upon completion of the offer, EXFO intends to proceed to a mandatory squeeze-out procedure in order to acquire the remaining outstanding shares at consideration equal to the offer price.

Commitments were received from CM-CIC Capital Privé and CM-CIC Investissement, representing 8.5% of Astellia's equity as part of the offering.

"We aim to combine the two companies and create a global leader in the service assurance and analytics industry", said Germain Lamonde, EXFO's founder and Executive Chairman of the Board. "Combining our complementary base of customers, technologies and competencies, as well as our similar corporate cultures, will enable the development of game-changing solutions and services within a large market in rapid transition—all this in the best interests of our customers, employees and shareholders."

"We are very pleased with the opening of the public offer by EXFO after all the milestones that followed the friendly acquisition of the founding shareholders' stake, and in particular the very favourable opinions expressed by our Board of Directors and by our employees through the workers councils. We strongly believe in the strategic rationale and in the commercial, geographical and technological complementarities of this combination which will open a new chapter of development in the interest of all our teams who will be part of a global group", said Christian Queffelec, President of Astellia.

The offer and response documents, having received the AMF visas n°17-630 and n° 17-631 respectively dated December 12, 2017 and the documents in relation with the information on characteristics including legal, financial and accounting of EXFO and Astellia (the other information documents) are available on the EXFO website (https://s3.amazonaws.com/exfo-investors/astellia-informations/astellia-note-information-offre-publique-achat-exfo.pdf for the offer document and https://s3.amazonaws.com/exfo-investors/astellia-informations/astellia-document-autres-informations-exfo.pdf for the other information document), on the Astellia website (http://www.astellia.com/sites/default/files/Astellia%20-%20Note%20en%20r%C3%A9ponse.pdf for the response document and http://www.astellia.com/sites/default/files/Astellia%20-%20Autres%20informations.pdf for the other information document) and on the AMF website (www.amf-france.org).

About Astellia

Astellia is a leading provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and develop revenues. Its vendor-independent, real-time monitoring and troubleshooting solution optimizes networks end-to-end, from radio to core. Astellia's unique blend of products and services provides automated optimization, actionable geolocated insights and big-data analytics to Network Operations, Service Operations Center, Customer Care and Marketing teams. Astellia has close partnerships with more than 120 telecom operators. Based in France, Astellia has significant operations in Spain and a strong presence in Canada, Lebanon, Morocco and South Africa.

About EXFO

EXFO develops smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies. Since 1985, we've worked side by side with our customers in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our customers flourish in a rapidly transforming industry where "good enough" testing, monitoring and analytics just aren't good enough anymore—they never were for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For information

Vance Oliver
Director, Investor Relations, EXFO
(418) 683-0913, poste 23733
vance.oliver@exfo.com

Christian Queffelec President d'Astellia Tel: +33 2 99 04 80 60 bourse@astellia.com	Marie Calleux Financial Communication Tel: +33 1 53 65 68 68 astellia@calyptus.net